Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX August 15, 2023

IPERIONX RECEIVES KEY PERMITS FOR DEVELOPMENT OF THE TITANIUM & RARE EARTH MINERAL RICH TITAN PROJECT

◾	IperionX has received key development permits for the Titan Project in Tennessee which is the largest JORC- compliant resource of titanium and rare earth rich mineral sands in the U.S.

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Titan is one of the most advanced critical mineral projects in the U.S. which can re-shore a strong and sustainable domestic supply chain for titanium and rare earths critical for electrification and defense

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The award of the permits significantly strengthens IperionX’s plans to re-shore a domestic titanium mineral to titanium metal supply chain that is infinitely recyclable, has low carbon intensity and is low cost

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The award of the permits is a direct result of over two years of significant focus on community engagement, and education on the sustainable development of the Titan Project, resulting in strong community support

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IperionX completed an Initial Assessment (Scoping Study) on the Titan Project in 2022 which highlighted the potential for compelling economics, including ~US$117 million of annual EBITDA, US$692 million after-tax NPV8 and 40% after-tax IRR

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The Titan Project benefits from an outstanding jurisdiction in the U.S. which offers a leading combination of low energy costs, world class infrastructure, skilled workforce, low taxation rates, high levels of domestic demand and a wide range of U.S. government incentive and funding opportunities

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IperionX is now progressing a range of U.S. government incentives and funding opportunities available for development while also engaging with a range of leading strategic partners who have shown high interest in offtake and funding of the Titan Project

IperionX Limited (NASDAQ: IPX, ASX: IPX) is pleased to announce that it has received key development permits for the Titan Project in Tennessee. The Titan Project is the largest JORC-compliant resource of titanium and rare earth rich mineral sands in the U.S. and represents a cornerstone asset for IperionX’s plans to re-shore a strong and sustainable domestic supply chain for titanium metal. The major development permits include the National Pollutant Discharge Elimination System (NPDES) Permit and Surface Mining Permit, which have now been issued by the Tennessee Department of Environment & Conservation. Any residual regulatory requirements for the development of the Titan Project are expected to be complete by the end of the year.

The Titan Project is one of the most advanced critical mineral projects in the U.S. that is fundamental to underpin the supply chain security of titanium and rare earths needed for the defense, electric vehicle & renewable energy industries. To meet the increasing demand for sustainable and lower cost titanium metal, IperionX plans to re-shore a sustainable U.S. titanium mineral to titanium metal supply chain, and close the loop of this supply chain by recycling titanium metal.

North Carolina	Tennessee	Virginia	Utah
129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1080 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119

The award of the permits is a direct result of over two years of significant focus on community engagement, and education on the sustainable development of the Titan Project, resulting in strong community support. IperionX’s ‘sustainability first’ approach to the Titan Project development and community engagement commenced in January 2021 through the establishment of an office in Camden, Tennessee served by seven full time employees, providing clear and transparent communication channels regarding the Titan Project for community stakeholders.

The Titan Project has the potential to be a key source of titanium and rare earth minerals, reducing the acute reliance of mineral imports from foreign nations and strengthening the supply chain with low carbon critical minerals needed by U.S. industry. The Titan Project offers compelling economics, with the 2022 Initial Assessment (Scoping Study) highlighting a projected life-of-mine annual EBITDA of ~US$117 million, after-tax NPV8 of US$692 million and an after-tax IRR of 40%. Further, IperionX plans to assess the application of its breakthrough titanium technologies to upgrade ilmenite at the Titan Project to produce higher grade, low carbon, Green Rutile TM.

A summary of key metrics from the Initial Assessment (Scoping Study) can be found in Appendix 1, with a link to the original release here.

IperionX has advanced a number of opportunities for Titan Project funding and sales contracts, and continues to progress a range of U.S. government funding and incentives opportunities that are available to re-shore critical material supply chains – with the U.S. currently sourcing over 80% of titanium minerals and almost 100% of its separated rare earth oxides from foreign countries. These federal funding opportunities and incentives include the Defense Production Act Title III program and a range of Department of Energy programs made possible by the Inflation Reduction Act and Bipartisan Infrastructure Law designed to support environmentally responsible production, reuse, and recycling of critical minerals and materials in the United States.

Anastasios (Taso) Arima, IperionX CEO said:

“Successfully securing these key permits for the Titan Project – North America’s largest deposit of titanium and rare earth critical minerals – is an important milestone in our plan to re-shore critical material supply chains, with our key focus on building a sustainable and low cost titanium mineral to metal supply chain.

The IperionX team have done an outstanding job in progressing from mineral discovery to the grant of key permits in just three years, and we appreciate the significant support from our stakeholders in our Tennessee community with who we are committed to developing a world class operation that can play a key role in sustainably re-shoring American jobs and advanced industry.”

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:

info@iperionx.com
+1 704 461 8000

www.iperionx.com
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Figure 1: IperionX activities in the west Tennessee community.

Figure 2: IperionX’s permitted Titan Project, including existing Mineral Demonstration Facility operations, west Tennessee.

Figure 3: Congressman Mark Green and IperionX Chief Operating Officer Scott Sparks at the Titan Project.

Figure 4: Senator Bill Hagerty visiting the IperionX project office, west Tennessee.

Figure 5: IperionX children’s book launch.

Appendix 1 – Initial Assessment (Scoping Study) Key Economic Metrics

Measure	Unit	Value
NPV	US$M	692
IRR	%	40%
Total initial capital cost	US$M	237
NPV to capex cost ratio	-	2.9x
Annual average revenue	US$M/y	184
Annual average EBITDA	US$M/y	117
Payback from start of operations	years	1.9

About IperionX

IperionX’s mission is to be the leading developer of low carbon titanium for advanced industries including space, aerospace, electric vehicles and 3D printing. IperionX holds an exclusive option to acquire breakthrough titanium technologies that can produce titanium products that are low carbon and fully circular. IperionX is producing titanium metal powders from titanium scrap at its operational pilot facility in Utah, and intends to scale production at a Titanium Demonstration Facility in Virginia. IperionX holds a 100% interest in the Titan Project, which has the largest JORC-compliant resource of titanium, rare earth and zircon rich minerals sands in the U.S.

Competent Persons Statement

The information in this announcement that relates to Production Targets, Process Design, Mine Design, Cost Estimates and Financial Analysis is extracted from IperionX’s ASX Announcement dated June 30, 2022 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.iperionx.com. IperionX confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.

The information in this announcement that relates to Mineral Resources is extracted from IperionX’s ASX Announcement dated October 6, 2021 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.iperionx.com. IperionX confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.